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APPROXIMATE LOCATION

Map data ©2020
Stoneman Brewery

Brewery

Charlemont, MA 01339
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Stoneman Brewery previously received $22,200 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 10
Discussion
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THE PITCH
Stoneman Brewery is seeking investment to build a mobile bar trailer.
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Early Investor Bonus: The investment multiple is increased to 1.25 for the next $10,000 invested.
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INTENDED USE OF FUNDS

The Plan is to finish designing and start building a Custom Bar trailer. Stoneman has the opportunity to park this mobile Bar trailer at a few different spots in Western MA, one of them being right on the Deerfield river in Charlemont; home to Berkshire East Mountain Resort. A year-round destination with mountain biking, snow sports, tubing, and ziplining. Stoneman is planning on opening a Beer Garden in the late Spring of 2021.

This trailer is Portable: Available to rent for special parties, weddings, and events.
This design will allow Stoneman to create a Mobile Beer Garden moving to different venues and events in the state of MA.
The funds raised will also be used as working capital, purchase of ingredients to produce products for the Beer Garden (and a handful of retail stores), cold storage expansion, and marketing.
A stretch goal for Capital we are able to raise will be the option to install solar panels and a battery bank so this mobile Bar Trailer will operate "off the grid" and rely solely on renewable energy.
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THE TEAM
Justin Korby
Owner and Founder

From the very beginning I've been really passionate about getting my hands on ingredients directly from the farms. I think I was the smallest brewery in the Northeast;I was 360 square feet, which was my entire licensed brewery storage area bonded area. Everything happened in 36o square feet with stone man brewery. It's not just about producing a product that you really enjoy and want to sell and make money, it's about producing a product that your neighbors and families and friends helped contribute to make this whole thing possible. I never really want to just make beer like how everyone else is making beer. I really wanted to get out there to the fields into the hop yard and see the whole malting process and be a part of growing beer

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OUR STORY

In 2012 Justin Korby (owner and brewer) opened Stoneman Brewery LLC and started the first Beer CSA (Community Supported Agriculture) in the Untied States. Selling "Shares" of beer brewed with nearly 100% local and regionally sourced ingredients in every bottle, where the customer payed in advance for a case of beer once a month for a 3 to 6 month period to be picked up once a month.

On a rural Colrain hillside farm Justin and his family build the smallest commercial brewery in the North East licensed at a total of 360 square feet. Stoneman Brewery was only open to the public one day a month for both CSA members and the general public to buy beer on the farm.

In 2013 Stoneman Brewery started the "Beer Share" series where every month he collaborated with a different Massachusetts brewery to make a small batch of beer using 100% local / regional grown ingredients for a specific event or store/business.

By 2015 it became apparent that Stoneman Brewery had to expand in some way since he was running one of the smallest breweries in the North East, using a CSA model, self distributing to stores in the Western MA area completely by himself (minus the help of his once retired parents and a handful interns). He slowly ended the Beer CSA model (for now), started looking for a new location to expand and by 2016 started contract brewing to keep the brand alive expanding from producing one barrel batches to 50 barrel batches at a time.

In 2016 Stoneman Brewery worked with CISA to change the rules to be the first brewery to be able to put the Local Hero Sticker on every beer he produced. This signifies that over 50% of the cost of the raw ingredients were grown in Massachusetts and the surrounding North East.

In 2019 Stoneman Brewery won the "Good Food Award" (one of the most prestigious award in the packaging food industry) for the Tractor Ryed IPA and also was nominated for the Middleman IPA.

Offerings

All In IPA 7% abv - 16oz cans

BeeZerker Braggot Ale 10% abv - 22oz bottle

MiddleMan IPA 6.5% abv - 16oz cans

King Korby Imperial Ale 9% abv - 22oz bottle

In the press

"Stoneman Brewery owner prides himself on using ingredients from the region" (Greenfield Recorder)

"Local brews, pickles up for national award" (Greenfield Recorder)

Area brewers share their predictions and plans for 2020 (Greenfield Recorder)

"20 Places opening in Western Mass in 2020" (WWLP)

Interview 2018 (Interview with Stoneman: CISA Local Hero Spotlight)

Updates
Investor Exclusive

NOVEMBER 25TH, 2020
Stoneman Brewery Investor Update

News Update for Stoneman Breweries Investors... through Main Vest:

Hey everyone this is Justin Korby owner / brewer of Stoneman Brewery LLC. First off I want to thank all of you for investing in Stoneman Brewery. I would not be here today if it wasn't for each one of you. This year has been quite a challenge for many businesses and your direct investments helped in more ways than one. I had to pause this Spring / Summer and Fall with my company to focus on food security / family safety / and child care. Having your investments set aside to "reboot" my company took away a huge stress knowing that I had the capital to continue once I was able to focus / strategize on moving forward with Stoneman Brewery LLC. I have been back in the office for the past 6 weeks working on the business plan / marketing strategy and I want to share some of the plans with you guys first before I publicly announce the steps forward for Stoneman. Essentially I am using the Capital from the MainVest online investment Campaign exactly for what I proposed when you all invested in early 2020 (Marketing / creating a new Beers CSA ((for 2021)) / ingredients for small batch production / small equipment upgrades).

I am going to explain some of my marketing strategies so you can start to see the plan unfold...

The New Beer CSA Model for 2021... I am going to be bringing back my original model of distributing beer directly to the customers using the CSA model with a few tweaks from the first version making it more customer friendly and simplified. The term CSA stands for Community Supporting Agriculture and originally this model was used with farmers where in the winter they would pre sell a "share" of their crops for the customers to pick up later in the season. This allowed farmers to get "seed" money in the winter to help with the cost of planting and taking care of their crops in the spring to sell in the summer. As a small farm brewery this model works well since I will know how much beer I need to brew ahead of time and I will get the capital for the ingredients ahead of time. Stoneman Brewery uses anywhere from 100% - 50% locally sourced ingredients in every batch I have ever produced. By purchasing a share of the Beer CSA it directly supports agriculture, since I buy most of my ingredients from the farms where the hops and grain are grown. In 2012 I started Stoneman Brewery as the first Beer CSA in the country and ran that model for a few years before I had to expand in one way or another since having the smallest brewery in the NorthEast wasn't quite a sustainable business. I had to grow to meet the demand of my customers. I also had to work out the kinks of the original model. Originally I was only open on my farm once a month for 4 hours for my CSA members to come and pick up their share of beer. I am located in a very rural area of MA where there is no cell phone coverage / no GPS / no street signs / and on a very steep hill. Needless to say lots of people got lost and couldn't schedule the one day a month pick up. Also during the pick up day the customer was able to mix and match from the 6 - 23 different varieties I had at any given month, which was great for the customers but exhausting from my end. During the winter months I would use a secondary location that was easier for the customer to access. I had 100 members and I would bring over 100 cases down the Mountain to set up at (Pine Hill Orchards in Colrain) a secondary location on the Last saturday of the month so members could easily pick up the case of beer. Sometimes only 10 people would show up and then I would have to bring the 90 cases back to my farm / store them / and wait for my customers to call and come midweek / weekends / to schedule a pick up since they missed the one day window. I had to let the original model "peter out" before I created a new model. Essentially I learned from the mistakes I made running the first Beer CSA in the country using nearly 100% local ingredients and now I am ready to announce the Next phase for Stoneman Brewery...

The Next Beer CSA Model... Here are some of the details...

Stoneman Brewery 2021 Beer CSA model... The first week of December I will have my new website live where you will be able to pre order cases of beer for 2021 (the Beer CSA). For the first Beer CSA run I will only be accepting new members until January 1st. The CSA share is essentially a Mixed case of beer available to pick up at Pine Hill Orchards (in Colrain MA) at the beginning of the month (you have 30 days to come and pick up)... The first run will be a case of beer to be picked up every other month starting in April 2021 (you pick up a case of beer in April, June, August and October). The start of this new CSA model is very simple. Eventually we will have the website / software developed where you would be able to mix and match the specific beers ahead of time, but for the first year we are offering a mixed case. If our first run sells out / works well we will interweave the second run starting in May, July, Sept and November. This allows a customer to either sign up for 4 cases total every other month of 8 cases total picking up every month for eight months. Stoneman Brewery has created over 80 different beers since 2012 so the mixed case will have a lot of diversity. The more CSA members we get the more varieties we will be able to produce and offer.

I have a rather lengthy market strategy but at the heart of it lies the New CSA model. We will also be bringing back the Beer Share Series this winter, which is a collaboration project that I developed back in 2013-14. I have over a dozen breweries throughout the North East that have agreed to this project. Depending on where we are with funding we will at least do 3-4 of these projects this winter.   The Stoneman Brewery's "2021 Winter Beer Share Series collaboration Tour" is where we collaborate with another brewery to brew a New beer together at their brewery this winter. In the Summer they come to our brewery, replicate the recipe using 100% local ingredients and for both beers a large percentage of the profit goes to 2 charities that each separate brewery picks. It is a marketing strategy that will help get publicity for our company and it is also aligned with my values of having a brewery raise money to help with charities.

Stoneman Brewery is also working on another project for 2021. We are planning on building a Bar Trailer that will be used as a "Beer Garden" for the summer of 2021. We have a few different locations that are interested and if the CSA model goes well we will be able to do both projects next year.   I will be giving out some more detail on that project soon.

It was only a week ago that I "publicly" came back from my "isolation" on my mountainside homestead farm / brewery and started my marketing campaign. There is a fundraiser that takes place every year for the Food Bank Of Western MA called Monte's March where a local radio DJ marches 43 miles pushing a shopping cart over 2 days to raise money for the food bank. This year they weren't allowed to have a gathering of people marching alongside Monte so he pitched the idea that people could form teams and the top 12 teams that raised the most money for the fundraiser would have one member march... I created "TEAM STONEMAN" and pitched the idea that if I raised $10,500 I would cut my hair (I haven't cut my hair since I was 21 and I am now 42) and trim my beard. Last night at 6 pm the stunt ended and Team Stoneman raised nearly $5,000 (I don't have to go to the barber today) which turns into 20,000 individual meals. Overall the Fundraiser for the Food Bank Of Western MA raised $ 614,000.00 ... We broke the record by a lot this year... Out of the 200 teams created Team Stoneman was # 15 for raising the most as a team / individual... So thank you to the people reading that helped... This was my first publicity stunt for the "reboot" of Stoneman Brewery and it went very well...

I have a lot more details regarding our marketing campaign but I wanted to give you guys some of the major projects that we are doing... Our new website will be live between December 5-10th and by January 1st we will be launching some content on a weekly basis to draw attention to the New CSA model and our plans for 2021... Thanks again for investing in Stoneman Brewery and please feel free to reach out to me VIA email / phone call etc...

Cheers Justin Korby...

Investor Exclusive
NOVEMBER 16TH, 2020
Stoneman's Market strategy...

Thanks again everyone... I have some good news coming down the pipeline but for now I am starting my Marketing Campaign with a "publicity stunt" to raise money for the western MA Food Bank... Feel free to share copy paste the links I am going to copy below... The profile isn't complete but I should have some more pictures up by tomorrow...

This is Justin Korby Owner / Brewer of Stoneman Brewery.

I'm fundraising on behalf of The Food Bank of Western Massachusetts. Please consider making a donation to my fundraising page by clicking here.

To learn more about The Food Bank of Western Massachusetts click here.

Thank you in advance for your support!
Justin

Investor Exclusive
OCTOBER 29TH, 2020
Thanks for your support...

First off I want to thank everyone who Invested in my Company Stoneman Brewery... I would not have been able to continue without you guys getting behind me, especially during these troubled times. I had to pause my company during the Covid 19 and wait to strategize the move forward. I wanted to give you guys a quick reassurance that I will be coming back strong in the 2021 year with an Epic Beer Garden to say the least... I will be making some more official announcements in the next few weeks here and on my website newsletter going over the exciting news for the 2021 year... Once again thank you for directly helping keep the Vision of Stoneman moving forward... Feel free to email me directly (stoneman.korby23@gmail.com) or call my office 413 624 5195 any time, I would be happy to answer any questions... Cheers Justin Korby (a.k.a.) Stoneman...

Investor Exclusive
JULY 15TH, 2020
owner/head brewer

Thank you all so much for investing in Stoneman Brewery!! You folks are keeping Stoneman alive and your support is greatly appreciated!! We're working on our new plans during this crazy time and we'll keep everyone updated as we move forward. Thank you again,

- Justin Korby

JUNE 1ST, 2020
Almost to our goal!!!

We are very close to the goal of raising the capital we need to keep our business moving forward... Thanks everyone for sticking with me as I changed the use of capital for our raise. We are looking forward to bringing back the Beer CSA model and making more beer... Cheers

- Justin Korby

MARCH 17TH, 2020
Promotional Video from the Archive of Stoneman

https://youtu.be/PMpW4tzH16M

MARCH 12TH, 2020
New Video of Installing some used Tanks

https://youtu.be/KeBdNpO9nwY

MARCH 11TH, 2020
Official March Newsletter

Link to our newsletter : https://mailchi.mp/f1759f4ba946/2jxtwi18ty

Join our mailing list @ www.growbeer.com

MARCH 6TH, 2020
New Stoneman Video

Join the Grow Beer Movement!

FEBRUARY 14TH, 2020
Podcast from Brew Roots... The Story of Stoneman...

https://tinyurl.com/Stone-Man-Brewing

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Trailer Buildout $25,000
Mainvest Compensation $2,400
Equipment $12,600
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$233,099	$489,279	$606,821	$637,161	$656,276
Cost of Goods Sold	$119,860	$251,588	$312,028	$327,628	$337,456
Gross Profit	$113,239	$237,691	$294,793	$309,533	$318,820

EXPENSES

Insurance	$2,500	$2,562	$2,626	$2,691	$2,758
Office Supplies	$1,300	$2,728	$3,383	$3,552	$3,658
Marketing	$9,500	$9,737	$9,980	$10,229	$10,484
Co-Venturing, Events & Special Marketing Projects	$17,173	$17,602	$18,042	$18,493	$18,955
Vehicle Repairs & Maintenance	$7,500	$7,687	$7,879	$8,075	$8,276
Payroll	$101,251	$103,782	$106,376	$109,035	$111,760
Operating Profit	$-25,985	$93,593	$146,507	$157,458	$162,929

This information is provided by Stoneman Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts
Investment Round Status

$40,000

TARGET

$100,000

MAXIMUM

This investment round closes on February 17, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Stoneman Brewery
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.25×
Investment Multiple 1.2×
Business's Revenue Share 1.8%-4.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Financial Condition

Has Other Debt/Equity

As of the date of this Form C, the Company has debt of $100,700 outstanding. This debt is sourced primarily from a Greenfield Cooperative Bank line of credit and will be senior to any investment raised on MainVest. In addition to the Company's outstanding debt and the debt raised on MainVest, the Company may require additional funds from alternate sources at a later date.

Historical Milestones

The Company been operating since February, 2013 and has since achieved the following milestones:

Opened location on a 74-acre farm in Colrain, MA.

Achieved revenue of $65,931 in 2017, which then grew to $106,302 in 2018.

Had Cost of Goods Sold (COGS) of $57,340, which represented gross profit margin of 13% in 2017. COGS were then $55,727 the following year, which implied gross profit margin of 48%.

Held $120,737 of assets in 2017, growing to $137,356 in the following year, 2018.

Historical financial performance is not necessarily predictive of future performance.

Financial Liquidity

The Company has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. The Company expects its liquidity position to decline upon raising capital on MainVest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Stoneman Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Stoneman Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Stoneman Brewery is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Stoneman Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Stoneman Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Stoneman Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Stoneman Brewery's management or vote on and/or influence any managerial decisions regarding Stoneman Brewery. Furthermore, if the founders or other key personnel of Stoneman Brewery were to leave Stoneman Brewery or become unable to work, Stoneman Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Stoneman Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Stoneman Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Stoneman Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Stoneman Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Stoneman Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Stoneman Brewery's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Stoneman Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Stoneman Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Stoneman Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Stoneman Brewery will carry some insurance, Stoneman Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Stoneman Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Stoneman Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Stoneman Brewery's management will coincide: you both want Stoneman Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Stoneman Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Stoneman Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Stoneman Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Stoneman Brewery or management), which is responsible for monitoring Stoneman Brewery's compliance with the law. Stoneman Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Stoneman Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Stoneman Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Stoneman Brewery, and the revenue of Stoneman Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Stoneman Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Stoneman Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Jeremy S.Watertown, MA5 days ago

Loved the most recent update! You're too far from me for me to reasonably do the Beer CSA but looking forward to making a beer garden trip as soon as it's up and running!

Reply
Justin K.2 days agoStoneman Brewery Entrepreneur

Thanks Jeremy... I'll be posting a lot more updates over the next few weeks regarding the 2021 Beer Garden plans and the return of the Beer CSA... Cheers

Reply
Steve G.Mundelein, IL6 months ago

Best of luck, Stoneman! I hope to get across to MA to try some of your brews one day!

Reply
Justin K.2 days agoStoneman Brewery Entrepreneur

Thanks Steve... sorry for the long delay in responding it's been quite the year... We will be releasing some more updates over the next few weeks so keep an eye out for some more emails from Stoneman... Maybe some day the state of MA will allow us to ship beer out of state... Either way hope you can come out to our beer garden this summer... Cheers

Reply
Catherine Z.Charlottesville, VA6 months ago

Hope we are there!!!! I even might drink a beer?????

Justin K.6 months agoStoneman Brewery Entrepreneur

looks like we just went over... thanks

Rob B.Fiskdale, MA6 months ago

Target reached! :)

Justin K.6 months agoStoneman Brewery Entrepreneur

Nice... thanks so much...

Rob B.Fiskdale, MA6 months ago

You just hit your target. :)

Justin K.6 months agoStoneman Brewery Entrepreneur

Thanks again...

Angelo P.Holyoke, MA6 months ago

Looking forward to enjoying a beer together soon!

Justin K.6 months agoStoneman Brewery Entrepreneur

thanks me too....

LON I.Cheshire, CT7 months ago

i put in a 2nd investment as you show revenue -- good luck

Justin K.6 months agoStoneman Brewery Entrepreneur

Thank's so much... I just got back on line and I am very excited to see we are close to the goal... I'm sending out a newsletter to the investors later today... thanks again

Sue f.7 months ago

Is there a list of stores in Hampden/Hampshire County that carry your products? I'd love to try them out. -Sue, Huntington, MA

Ric R.Becket, MA9 months ago

Would there be an increase in the multiple for the investors if an increase in revenue would occur?

Justin K.9 months agoStoneman Brewery Entrepreneur

Hi Ric, thanks so much for reaching out and your interest in Stoneman! The way the Revenue Sharing Note works is the multiple always stays the same, however if more revenue is generate, then investors get paid back quicker. So in other words, the total return would stay the same, but you would get paid back in a shorter time period and thus get better annual percent return! Let me know if that answers your question!

Ric R.Becket, MA9 months ago

Justin, Thank you very much for the response. Yes, that answered my question.

Justin K.9 months agoStoneman Brewery Entrepreneur

I lived on Quarry Rd in Becket for 5 years... Love that town.... Cheers

Ric R.Becket, MA9 months ago

Nice! I live in the Sherwood Greens. I am encouraged by you expanding your brewery because things are going so well. I am part of the Berkshire Home Brewers Association, and I hope within the next 5 -10 years I will have a brewery of my own. In the mean time, I will gladly invest in current breweries.

Justin K.9 months agoStoneman Brewery Entrepreneur

I do miss Becket... rented a cabin for 700 a month and we had 100 acres plus the state forest backed against the property ... let me know how I can help facilitate your dream also .. I am quite proficient in Nano breweries and I also might have some of my older one barrel brewery equipment for sale soon if you are interested... Stoneman started as as Home brewing Stonemason... cheers

Ric R.Becket, MA9 months ago

Currently I have a 12 gallon System from a cut off keg; propane. I would definitely be interested in the 1 barrel brewery equipment! Cheers!

Ric R.Becket, MA9 months ago

I also have around 20 recipes I drew up and one of them won a competition; a Marzen.

Catherine Z.Charlottesville, VA9 months ago

Hope to encourage small business and to someone who is passionate about their product!!

Justin K.9 months agoStoneman Brewery Entrepreneur

Thanks Aunt Catherine... You. have to come out to our summer beer garden on the Deerfield River ... we will also bring back our Real Roots Root beer and other artisanal Sodas...

LON I.Cheshire, CT10 months ago

congrats on having cash in the bank. None of the paperwork showed a salary-- did I miss that. Is that where the cash came from instead.

Justin K.10 months agoStoneman Brewery Entrepreneur

Thanks for reaching out! For the past six years, since I started Stoneman, I haven't allotted myself a salary. I'm looking forward to the new expansion, building a team of people and getting a salary. Thanks ...

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